SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6 )*

Centennial Communications Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
15133V208
(CUSIP Number)

Robert L. Friedman
Blackstone Management Associates III L.L.C.
345 Park Avenue
New York, New York 10154
(212) 836-9805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2007
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§§ 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15133V208	Page	2	of	15

1	NAMES OF REPORTING PERSONS: Blackstone CCC Capital Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	3	of	15

1	NAMES OF REPORTING PERSONS: Blackstone CCC Offshore Capital Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	4	of	15

1	NAMES OF REPORTING PERSONS: Blackstone Family Investment Partnership III L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		756,462

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		756,462

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	756,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	5	of	15

1	NAMES OF REPORTING PERSONS: Blackstone Management Associates III L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,777,968

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,777,968

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,777,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	15133V208	Page	6	of	15

1	NAMES OF REPORTING PERSONS: Blackstone Capital Commitment Partners III L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		353,413

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		353,413

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	353,413

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	15133V208	Page	7	of	15

1	NAMES OF REPORTING PERSONS: Blackstone Services (Cayman) III LDC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman

	7	SOLE VOTING POWER:

NUMBER OF		9,108

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,108

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,108

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	15133V208	Page	8	of	15

1	NAMES OF REPORTING PERSONS: Peter G. Peterson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,777,968

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,777,968

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,777,968*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Peter G. Peterson expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone Family Investment Partnership III L.P., Blackstone Capital Commitment Partners III L.P., Blackstone Services (Cayman) III LDC. and Blackstone Management Associates III L.L.C. and Stephen A. Schwarzman.

CUSIP No.	15133V208	Page	9	of	15

1	NAMES OF REPORTING PERSONS: Stephen A. Schwarzman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,777,968

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,777,968

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,777,968*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Stephen A. Schwarzman expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone Family Investment Partnership III L.P., Blackstone Capital Commitment Partners III L.P., Blackstone Services (Cayman) III LDC. and Blackstone Management Associates III L.L.C. and Peter G. Peterson.

Page 10 of 15 Pages
     This Amendment No. 6 (this “Amendment”) further amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), filed on January 19, 1999, and amended by Amendment No. 1 thereto filed on September 17, 2003, Amendment No. 2 thereto filed on November 12, 2003, Amendment No. 3 thereto filed on July 31, 2006, Amendment No. 4 thereto filed on March 2, 2007 and Amendment No. 5 thereto filed on June 15, 2007, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Centennial Communications Corp., a Delaware corporation (the “Company”), by Blackstone CCC Capital Partners L.P., a Delaware limited partnership (“BCP CCC”), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership (“BCP CCC Offshore”), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership (“BFIP III” and together with BCP CCC and BCP CCC Offshore, the “Blackstone Partnerships”), Blackstone Capital Commitment Partners III L.P., a Delaware limited partnership (“BCCP III”), Blackstone Services (Cayman) III LDC (“BS (Cayman)”), Blackstone Management Associates III L.L.C., a Delaware limited liability company (“BMA III”), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
ITEM 4. PURPOSE OF THE TRANSACTION
     Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:
     On July 5, 2007, BMA sold 59,711 shares of common stock of the Company at an average sale price of $10.39 per share. On July 6, 2007, BMA sold 637 shares of Common Stock at an average sale price of $10.33. On July 19, 2007, BMA sold 238,844 shares of Common Stock at an average sale price of $10.49. On July 20, 2007, BMA sold 257 shares of Common Stock for an average sale price of $10.47 per share. On July 23, 2007, BMA sold 36,957 shares of Common Stock for an average sale price of $10.43.
     On July 5, 2007, BCCP sold 12,733 shares of common stock of the Company at an average sale price of $10.39. On July 6, 2007, BCCP sold 136 shares of Common Stock for an average sale price of $10.33. On July 19, 2007, BCCP sold 50,932 shares of Common Stock for an average sale price of $10.49. On July 20, 2007, BCCP sold 55 shares of Common Stock for an average sale price of $10.47. On July 23, 2007, BCCP sold 7,881 shares of Common Stock for an average sale price of $10.43.
     On July 5, 2007, BS (Cayman) sold 328 shares of common stock of the Company at an average sale price of $10.39. On July 6, 2007, BS (Cayman) sold 3 shares of Common Stock for an average sale price of $10.33. On July 19, 2007, BS (Cayman) sold 1,312 shares of Common Stock for an average sale price of $10.49. On July 20, 2007, BS (Cayman) sold 2 shares of Common Stock for an average sale price of $10.47. On July 23, 2007, BS (Cayman) sold 202 shares of Common Stock for an average sale price of $10.43.
     On July 5, 2007, BFIP III sold 27,228 shares of common stock of the Company at an average sale price of $10.39. On July 6, 2007, BFIP III sold 290 shares of Common Stock for an average sale price of $10.33. On July 19, 2007, BFIP III sold 108,912 shares of Common Stock for an average sale price of $10.49. On July 20, 2007, BFIP III sold 116 shares of

Page 11 of 15 Pages
Common Stock for an average sale price of $10.47. On July 23, 2007, BFIP III sold 16,852 shares of Common Stock for an average sale price of $10.43.
     On August 1, 2007, each of BCP CCC , BCP CCC Offshore and BFIP distributed all of the shares of Common Stock formerly owned by it pro rata pursuant to the terms of the organizational documents governing that Blackstone Partnership to its respective partners (the “Distribution”), including, in each case, to BMA III, the sole general partner of BCP CCC and an investment general partner of BCP CCC Offshore. As part of the Distribution, BCP CCC distributed to BCCP III its limited partnership interest. BMA III is the general partner of BCCP III. Also, BCP CCC Offshore distributed to BS (Cayman) its limited partnership interest. As a part of the Distribution and following the sales described above, BMA III became the direct owner of an additional 1,658,985 shares of Common Stock.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Items 5(a) and (b) are hereby amended and supplemented as follows:
     (a) and (b), the Blackstone Partnerships beneficially own an aggregate of 2,777,968 shares of common stock of Centennial or 2.6% of the shares of Centennial’s outstanding common stock. The Blackstone Partnerships, BMA III, BCCCP III and BS (Cayman) beneficially own these shares as follows:

		Percentage of Class of
	Shares of Common Stock	Common Stock
BS (Cayman)	9,108	0.01%
BCCP	353,413	0.3%
BFIP III	756,462	0.7%
BMA III	2,777,968	2.6%
     Each of BFIP III and BCCP, acting through its sole general partner, BMA III, has sole power to vote or direct the vote of, and to dispose or to direct the disposition of, the Common Stock respectively owned by it. In addition, BMA III may be deemed to beneficially own the shares of Common Stock directly owned by BFIP III and BCCP the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA III and BS (Cayman) have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of common stock that BMA III may be deemed to beneficially own. The Founding Members disclaim beneficial ownership of such shares.
     Item 5(c) is hereby amended as follows:
     (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

Page 12 of 15 Pages
     (e) On August 1, 2007, the Reporting Persons ceased to beneficially own more than five percent of the Company’s securities.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     1. Amended and Restated Joint Filing Agreement.

Page 13 of 15 Pages
SIGNATURE
     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
August 3, 2007

BLACKSTONE CCC CAPITAL PARTNERS L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Member

BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Member

Page 14 of 15 Pages

BLACKSTONE CAPITAL COMMITMENT PARTNERS III L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Member

BLACKSTONE SERVICES (Cayman) III LDC

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Member

Page 15 of 15 Pages

BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Member

PETER G. PETERSON

By:	/s/ Peter G. Peterson

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman